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Corporate Communications Investor Relations

From/Von: **Stephanie Schaefer/SIR**

Date/Datum: **17.02.2005**


05006024

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

Fax: **001-202 942 9624**

SUPPL

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 1 the current announcement of the BERU AG

BERU increases salesrevenues by more than 13%

Your´s sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

Press release

BERU

BERU increases sales revenues by more than 13%

Ludwigsburg, February 17, 2005 --- **BERU Aktiengesellschaft, Ludwigsburg, increased its total sales revenues in the first nine months of the 2004/05 financial year (April 1 – December 31, 2004) by 13.2% to EUR 281.7 million (Apr.-Dec. 2003: EUR 248.9 million). Earnings were negatively affected by exceptional expenditures totaling EUR 4.8 million connected with changes in the company's Executive Board and consulting services relating to the tender offer by BorgWarner. Excluding exceptional items, net income of EUR 27.0 million in the nine months was 4.7% higher than in the same period of the prior year (EUR 25.8 million). Including the exceptional items, BERU achieved net income of EUR 24.0 million.**

Diesel on a sustained growth path

BERU's revenues from OEM sales of glow plugs increased by more than 13% in the first nine months of the financial year. In addition to the fact that the market for diesel cars is booming in Western Europe, we also succeeded in increasing our market share. BERU increased its share of supplies to a French manufacturer and is now the sole supplier of glow plugs to that company.

Results in the aftermarket business were below our expectations. In particular, OES sales of glow plugs – the spare parts business with vehicle manufacturers – were lower than projected and recorded a double-digit decrease compared with the prior-year period. This was partially due to the late onset of winter, and so far there has been no second restocking due to the mild weather. This effect was amplified by customers' very cautious purchasing behavior. In the first few weeks of BERU's fourth quarter, however, a slight revival of glow-plug sales was perceptible in the OES business.

We are satisfied with the development of unit sales of the ISS diesel instant-start system, where sales revenues were higher than projected. The manufacturing capacity of BERU Electronics GmbH in Bretten has been further expanded. As of March 2005, BERU will already supply the second-generation ISS to an US engine manufacturer. Additional new launches of products incorporating our diesel instant-start system will secure sustained high growth rates for the future.

BERU Eyquem posts sales revenues of EUR 24 million

In the Ignition Technology division, sales revenues in the first nine months increased by 13.8% to EUR 85.2 million (EUR 74.9 million). This growth was mainly a result of the revenues contributed by our French subsidiary, Eyquem. The market environment remained challenging. In Western Europe, unit sales of cars with gasoline engines declined by 7% in favor of diesel.

The revenues generated by sales of ignition coils remained stable despite the weak economic situation. BERU plans to further expand the output of this product group: Additional growth will be provided by a higher share of supplies with a French manufacturer starting in the middle of 2005 and new customer projects.

The development of the aftermarket business outside Europe was weak, partially due to the weakness of the dollar. Sales revenues from ignition connectors and other parts developed satisfactorily. BERU increased its share of supplies of these products and penetrated new markets. Growth was also achieved by expanding the

product range and by including new products in the aftermarket program of BERU Eyquem.

Newest division below forecast

Developments have been below forecast in our newest division of Electronics and Sensor Technology, however, which posted sales revenues of EUR 65.9 million compared with EUR 58.5 million in the prior-year period, representing an increase of 13%.

Even though BERU achieved strong growth with PTC auxiliary heating systems and anticipates more than double the prior-year sales revenues for the full financial year, customer call-offs did not quite meet our expectations.

Sales of tire-pressure monitoring systems were significantly lower than had been budgeted. This shortfall was partially a result of falling equipping rates, but was also due to the fact that one manufacturer that originally planned to fit our tire safety system (TSS) to a platform for the US market as standard equipment has not yet done so. The reason for this is that the introduction scenario was not formulated in binding form by the American NHTSA until the late fall of 2004. In the last full financial year 2003/04, the company generated sales revenues of more than EUR 30 million with its range of tire-pressure monitoring products (2002/03: EUR 20 million). At present, the management expects sales revenues for full-year 2004/05 to be lower than in the prior year.

With the start up of a major order to equip several platforms for a European manufacturer starting in the middle of the year, BERU assumes that strong double-digit growth rates will again be achieved for tire-pressure monitoring systems. The major order received recently should contribute EUR 15-20 million to the Group's sales revenues in the coming financial year. In addition, the company is holding discussions with another German manufacturer about fitting TSS to a new platform as standard equipment.

Increases in orders received and order backlog

Both orders received and the order backlog continued to expand in the first nine months of this financial year. BERU recorded an increase in orders received of 10.2% to EUR 292.4 million (EUR 265.3 million), while the order backlog of EUR 176.9 million was 8.5% higher than a year earlier (EUR 163.1 million).

Slight workforce expansion

At December 31, 2004, the workforce numbered 2,657 employees, and was thus 1.3% larger than at the end of September. The ratio of personnel expenses to sales revenues increased by 2.1 percentage points to 31.3% (29.2%). However, this includes the one-offs for the departure of one member of the Executive Board.

Slight increase in ratio of material expenses to sales revenues

Material expenses increased by 14% to EUR 103.3 million in the first nine months, compared with EUR 90.6 million in the same period of the prior year. Despite rising raw-material prices, BERU only recorded a slight increase in the ratio of material prices to sales revenues: from 36.4% to 36.7%. In view of the continued increase in electronics' share of the product mix, this development is as planned. For the full year, the company still plans to achieve a material-expenses ratio of 36.5% to 37.5%. Related to output volume (sales revenues plus changes in inventories and own work capitalized), the ratio was 35.7% (34.9%). The gross margin was 63.3 (63.6%).
Other operating expenses were higher at EUR 41.7 million in the first nine months of 2004/05, compared with EUR 39.5 million in the prior-year period, but decreased as a percentage of sales revenues to 14.8% (15.9%).

High EBIT margin before one-off expenses
Profits in the nine months under review were burdened by one-off expenses of EUR 4.8 million relating to changes in the Executive Board and consulting services connected with the tender offer from BorgWarner. EBIT (earnings before interest and taxes) in the actual operating business, adjusted for exceptional expenses, rose by 7.0% to EUR 42.9 million (EUR 40.1 million). Including the exceptional expenses, EBIT amounted to EUR 38.1 million. With an adjusted EBIT margin of 15.2%, BERU's profitability remained at a high level, but was lower than the prior-year ratio of 16.1%.

Strong financial income
Net financial income improved to EUR 2.4 million compared with EUR 1.7 million in the prior-year period, despite the continuation of low interest rates. Before taxes and adjustments, the increase in earnings came in more than 8% higher amounting to EUR 45.3 million (EUR 41.8 million). Including the aforementioned one-time expenses, pretax earnings amounted to EUR 40.5 million.

Adjusted net income of EUR 27 million
The overall effective tax rate increased to 40.5% (38.0%), partially due to the non-earnings-related tax on assets at BERU Eyquem and higher sales revenues in regions with above-average tax rates. The effective income-tax rate of 38.0% was higher than in the prior-year period (36.7%). Before one-off expenses, net income increased from EUR 25.8 million to EUR 27.0 million. Including the one-off expenses, net income amounted to EUR 24.0 million. Earnings per share adjusted for one-offs increased by 4.7% to EUR 2.70 (EUR 2.58).

Strong into the future with an investment ratio of nearly 10%
As ever, one of the elements of BERU's business policy is to make the company fit for the future as a result of innovative product leadership and highly efficient production processes. With a ratio of investment to sales revenues of 10%, BERU is well above the industry average. Capital expenditure on tangible and intangible assets increased by 30% to EUR 28.8 million (EUR 22.0 million). Some of the main areas for investment were the expansion of production capacities for the ISS diesel instant-start system in Bretten and for ignition coils in Muggendorf. In Ludwigsburg, the company invested in the installation of an additional production line for our ultramodern slim-line glow plugs.

The free cash flow from operating activities decreased by 7.2% to EUR 16.3 million (EUR 23.5 million). BERU's total cash flow of EUR 45.1 million was similar to the prior-year level (EUR 45.5 million). Cash and cash equivalents at December 31, 2004 amounted to EUR 96.2 million compared with EUR 91.5 million at September 30, 2004. The net cash position improved by EUR 6.1 million to EUR 73.4 million (Sep. 30, 2004: EUR 67.3 million).

Outlook
Due primarily to lower sales of tire-pressure monitoring systems than in the prior-year period and an unusually warm early winter leading to weaker than planned aftermarket sales in the third quarter, the BERU Executive Board does not rule out the possibility that the original goal for the full year of increasing total sales revenues and operating profit by more than 13% might not quite be achieved. The profitability of our French subsidiary Eyquem, which we acquired in the middle of 2003, is still below our expectations and has been burdening the Group's EBIT margin by approximately one percentage point. The installation of ultra-modern manufacturing equipment and processes as well as the restructuring that has been carried out at BERU Eyquem should help to improve this situation.

With a view to the full year, the Executive Board assumes that total sales revenues will increase by at least 10%. EBIT before one-time expenses of nearly EUR 5 million for changes in the Executive Board and consulting services connected with the acquisition offer from BorgWarner should be at least EUR 56 million. In the prior year, BERU achieved an EBIT of EUR 53.4 million.

"We are not satisfied with the call-off rate for tire-pressure monitoring systems. With the start-up of a major order from a European manufacturer in the middle of this year, we expect to return to double-digit growth rates for these products. In full-year 2005/06, the new order will contribute sales revenues of EUR 15-20 million. An additional positive factor is that we have a quarter ahead of us that has usually been always one of the best parts of the year for seasonal reasons," stated Marco von Maltzan, Chairman of the Executive Board of BERU AG. "With our globally leading position in diesel cold-start technology, we are also well placed to profit from the growing popularity of diesel cars that is expected worldwide in the coming years."

Consolidated profit and loss Account BERU Aktiengesellschaft, Ludwigsburg
Nine months 2004/2005 (April 1 to December 31, 2004)

	2004/05	2003/2004	Change
	in EUR mn	in EUR mn	in %
Sales revenues	**281.7**	**248.9**	**13.2**
Change in inventories of finished goods and work in progress and own work capitalized	7.9	10.4	-24.0
Other operating income	2.4	2.8	-14.3
Cost of materials	-103.3	-90.6	14.0
Personnel expenses	-88.3	-72.6	21.6
Depreciation and amortization	-20.6	-19.3	6.7
Other operating expenses	-41.7	-39.5	5.6
Earnings before interest and taxes	**38.1**	**40.1**	**-5.0**
(Adjusted earnings before interest and taxes)	**(42.9)**		
Financial income, net	2.4	1.7	41.2
Earnings before taxes	**40.5**	**41.8**	**-3.1**
(Adjusted earnings before taxes)	**(45.3)**		
Taxes on income and earnings	-14.8	-15.0	-1.3
Other taxes	-1.6	-0.9	77.8
Earnings after taxes	**24.1**	**25.9**	**-6.9**
(Adjusted earnings after taxes)	**(27.1)**		
Shares in profits/Losses by other shareholders	-0.1	-0.1	0.0
Net income	**24.0**	**25.8**	**-7.0**
(Adjusted net income)	**(27.0)**		
Earnings per share (in EUR)	**2.40**	**2.58**	**-7.0**
(Adjusted earnings per share in EUR)	(2.70)		

Consolidated Balance Sheet as at December 31, 2004 based on IFRS

Assets	**31.12.2004**	**31.03.2004**
	EUR mn	EUR mn
Fixed assets		
Intangible assets	33.7	27.4
Property, plant and equipment	138.0	128.3
Financial assets	6.9	6.5
	178.6	**162.2**
Current assets		
Inventories	71.1	55.6
Trade receivables	73.1	73.7
Other receivables and other assets	10.3	8.5
Marketable securities	63.0	65.2
Cash and cash equivalents	33.2	39.8
	250.7	**242.8**
Deferred tax assets	**6.7**	**6.0**
	436.0	**411.0**

Shareholders´equity and liabilities	**31.12.2004**	**31.03.2004**
	EUR mn	EUR mn
Shareholders´equity		
Subscribed capital	26.0	26.0
Additional paid-in capital	73.1	73.1
Earnings reserves	198.3	182.5
	297.4	**281.6**
Minority interests	**2.1**	**1.5**
Provisions		
Provisions for pensions	16.4	15.9
Provisions for taxes and other provisions	38.5	33.2
	54.9	**49.1**
Liabilities		
Liabilities to banks	22.8	26.8
Trade liabilities	24.1	23.1
Other liabilities	18.5	13.8
	65.4	**63.7**
Deferred tax liabilities	**16.2**	**15.1**
	436.0	**411.0**

Consolidated Statement of cash flow based on IFRS **Nine months 2004/05 (April 1 to December 31, 2004)**	**2004/2005** EUR mn	**2003/2004** EUR mn
Net income for the period	24.0	25.8
Depreciation and amortization	20.6	19.3
Changes in provisions	5.8	-2.7
Changes in deferred taxes	0.4	3.4
Other income/expenses not affecting cash flow	-0.7	-0.6
Proceeds from the disposal of fixed assets	0.3	0.0
Proceeds from the disposal of securities held as current assets	0.0	0.0
Changes in inventories	-15.5	-25.3
Changes in Receivables and other assets	-1.2	-5.2
Changes in minority interests	0.6	0.1
Changes in liabilities	5.8	7.4
Cash flow provides by operating activities	**40.1**	**22.2**
Proceeds from the disposal of property, plant and equipment	0.4	0.0
Payments for investments in property, plant and equipment	-26.4	-20.6
Payments for investments in intangible assets	-8.3	-4.7
Payments or proceeds from government subsidies	0.0	0.0
Proceeds from the disposal of financial assets	1.0	0.1
Payments of investments in financial assets	-0.7	-1.4
Payments for the acquisitions of consolidated companies	0.0	-26.4
Proceeds from financial assets as part of temporary financial management	0.2	1.8
Payments for financial assets as part of temporary financial management	0.0	0.0
Cash flow used for investing activities	**-33.8**	**-51.2**
Payment for dividend	-11.0	-11.0
Payments to proprietors for the purchase of treasury stock	0.0	0.0
Proceeds from the sale of treasury stock	0.0	1.9
Additions to financial liabilities	0.1	10.1
Repayments of financial liabilities	-4.1	-3.4
Cash flow used for financing activities	**-15.0**	**-2.4**
Changes in cash and cash equivalents affecting cash flow	**-8.7**	**-31.4**
Changes in cash and cash equivalents not affecting cash flow	0.1	1.2
Changes in cash and cash equivalents due to consolidated group	0.0	0.0
Cash and cash equivalents at beginning of period	102.0	112.5
Cash and cash equivalents at the end of period	**93.4**	**82.3**

Group cash flow based on IFRS **First-Half 2004/05 (April 1to December 31, 2004)**	**2004/05** EUR mn	**2003/04** EUR mn
Net income	24.0	25.8
Depreciation and amortization	20.6	19.3
Change in long-term provisions	0.5	0.4
	45.1	45.5

Sales revenues and EBIT by segment (distribution channels) based on IFRS **First-Half 2004/05 (April 1 to December 31, 2004)**	**2004/05** EUR mn	**2003/04** EUR mn
OEM		
Sales	179.5	155.6
EBIT	24.6	22.2
Aftermarket		
Sales	85.2	76.3
EBIT	18.0	17.9
General Industry		
Sales	17.0	17.0
EBIT	0.3	0.0
Adjsuted EBIT	-4.8	0.0
Total		
Sales	281.7	248.9
EBIT	38.1	40.1

For further information please contact:

BERU AG

Corporate Communications & Investor Relations

Tel.:+49(0)7141 132246

E-mail: corporate-communications@beru.de